EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in Form 6-K for the six months ended June 30, 2024. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Business Overview

ZJK Industrial Co., Ltd., (“Zhongjinke,” the “Company”  ) is a holding company incorporated in the Cayman Islands on May 11, 2022. We have no material operations of our own, and conducts substantially all of our operations through Shenzhen Zhongjinke Hardware Products Co., Ltd., which we refer to as “Zhongjinke Shenzhen,” Zhongke Precision Components (Guangdong) Co., Ltd. and our other subsidiaries. We, through operating through the consolidated subsidiaries in the People’s Republic of China (the “PRC” or “China”), are a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products applied in intelligent electronic equipment and new energy vehicles. With about twelve-year involvement in precision metal parts manufacturing industry, we have a professional team, a series of highly automated and precise manufacturing equipment, stable and strong customer group, and complete quality management systems. We mainly offer: (i) standard screws; (ii) precision screws and nuts; (iii) high-strength bolts and nuts; (iv) turning and Computer Numerical Control machining parts; (v) Surface Mounting Technology for miniature parts packaging; (vi) technology service for research and development from professional engineering team. Our headquarter is located in Shenzhen, China.

Significant Factors Impacting Financial Results

We believe the key factors affecting its financial condition and results of operations include the following:

●	We may not manage our growth strategy effectively, and our growth, financial condition, results of operations and profitability may suffer.

●	We may not effectively innovate or create new solutions which align with changing market and customer demand.

●	Increases in our raw material, energy costs or labor costs could affect our profitability and other financial results.

●	Technology and manufacturing techniques are crucial to our production. Any harm to technology and manufacturing techniques could affect results of operation.

●	Any harm to our reputation or failure to enhance our brand recognition may affect our business, financial condition and results of operations.

The factors mentioned above do not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors” in the final prospectus filed on September 30, 2024 with the SEC.

Results of operations

Comparison of Results of Operations for the Six Months Ended June 30, 2023 and 2024

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this period indicate. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

	For the six months ended June 30,		Variance
	2023	2024	Amount	%
Revenues	$9,391,736	16,229,954	$6,838,218	72.81%
Cost of sales	6,166,302	8,672,352	2,506,050	40.64%
Gross profit	3,225,434	7,557,602	4,332,168	134.31%
General and administrative expenses	354,610	1,224,664	870,054	245.36%
Selling and marketing expenses	527,810	1,177,918	650,108	123.17%
Research and development costs	371,298	238,779	(132,519)	(35.69)%
Gain from disposal of property, plant and equipment	80	—	(80)	100.00%
Income from operations	1,971,796	4,916,241	2,944,445	149.33%
Total other income, net	953,961	1,257,148	303,187	31.78%
Income before income tax provision	2,925,757	6,173,389	3,247,632	111.00%
Income tax provision	303,021	744,853	441,832	145.81%
Net income	2,622,736	5,428,536	2,805,800	106.98%
Net income attributable to non-controlling interests	1,470	1,625	155	10.54%
Net income attributable to Company’s shareholders	$2,621,266	5,426,911	$2,805,645	107.03%

Revenues

Our revenues mainly represent revenues from product sales. For the six months ended June 30, 2023 and 2024, our total revenues were US$9.39 million and US$16.23 million, respectively. Revenues generated from customers in China accounted for 97.27% and 86.50% of the total revenue for the six months ended June 30, 2023 and 2024, respectively.

Our revenues from sales of hardware products increased by US$6.84 million or approximately 72.81%, to US$16.23 million for the six months ended June 30, 2024 from US$9.39 million for the six months ended June 30, 2023. The increase was mainly due to (i) the total sales volume of our products for the six months ended June 30, 2024 increased by 44.55% compared to that for the six months ended June 30, 2023 and (ii) the average unit sales price of our products for the six months ended June 30, 2024 increased by 21.91% compared to that for the six months ended June 30, 2023 as we reduced the discount provided to one of our major customers with stable cooperation.

For turned parts, the average unit sales price increased by 28.25% and the sales volume increased by 39.73% for the six months ended June 30, 2024 compared to those for the six months ended June 30, 2023, resulting in an increase of US$3.29 million in revenue. For screws, the average unit sales price of screws increased by 8.10% and the sales volume increased by 45.98% for the six months ended June 30, 2024 compared to those for the six months ended June 30, 2023, resulting in an total increase of US$2.51 million in revenue. For stamping parts, the sales volume increased by 12.84% for the six months ended June 30, 2024 compared to that for the six months ended June 30, 2023, resulting in an total increase of US$0.79 million in revenue.

Cost of revenues

Cost of sales mainly consist of (i) raw materials, (ii) direct and indirect labor and related benefits, and (iii) manufacturing overhead that is directly attributable to the production process.

Our cost of revenues increased by US$2.50 million or approximately 40.64% from US$6.17 million for the six months ended June 30, 2023 to US$8.67 million for the six months ended June 30, 2024, which was in line with the increase of sales volume of self-production products and products from third party manufacturers, and the total sales volume for the six months ended June 30, 2024 increased by 44.55% compared to that for the six months ended June 30, 2023.

Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenues.

The following table sets forth the overall gross profit margin:

	For the six months ended June 30,		Variance
	2023	2024	Amount	%
Revenues	$9,391,736	$16,229,954	$6,838,218	72.81%
Cost of revenues	6,166,302	8,672,352	2,506,050	40.64%
Gross profit	$3,225,434	$7,557,602	$4,332,168	134.31%
Gross profit margin	34.34%	46.57%	12.23%

Gross profit increased by US$4.33 million or approximately 134.31%, to US$7.56 million for the six months ended June 30, 2024 from US$3.23 million for the six months ended June 30, 2023. Our gross profit increased mainly due to the increased sales volume and the increased average unit sales price of turned parts and stamping parts.

The gross profit margin increased by 12.23% from 34.34% for the six months ended June 30, 2023 to 46.57% for the six months ended June 30, 2024, mainly due to (i) the average unit sales price of our products increased as we reduced the discount provided to one of our major customers with stable cooperation; (ii) the average unit cost decreased resulting from the improvement of our production technology and the discount provided by our suppliers.

General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel and (iii) rental expenses.

The general and administrative expenses increased by US$0.87 million or approximately 245.36%, to US$1.22 million for the six months ended June 30, 2024 from US$0.35 million for the six months ended June 30, 2023, which was primarily attributable to (i) an increase of US$0.58 million in professional service fees due to an increase of accounting advisory fee, (ii) an increase of US$0.04 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from our business growth, (iii) an increase of US$0.04 million in rental expenses as we entered into a lease agreement for factory in Vietnam in April 2023 and two lease agreements for factories in Qingyuan, China in June 2024 to expand our production scale.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to increase sales and expand the market share, (ii) freight for selling activities and (iii) salaries and benefits for sales and marketing personnel.

The selling and marketing expenses increased by US$0.65 million or approximately 123.17%, to US$1.18 million for the six months ended June 30, 2024 from US$0.53 million for six months ended June 30, 2023, which was primarily due to an increase of US$0.38 million in sales commission and an increase of US$0.24 million in freight for selling activities which were both attribute to the increase of our revenue for the six months ended June 30, 2024.

Research and development costs

Research and development costs primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses and (iii) material consumption.

The research and development costs decreased by US$0.13 million or approximately 35.69%, to US$0.24 million for the six months ended June 30, 2024 from US$0.37 million for the six months ended June 30, 2023, which was primarily attributable to a decrease of US$0.13 million in material consumption as the types of products we developed in 2024 have a less material consumption than what we consumed for the six months ended June 30, 2023.

Income from operations

As a result of the foregoing, our income from operations increased by US$2.94 million or approximately 149.33%, to US$4.91 million for the six months ended June 30, 2024 from US$1.97 million for the six months ended June 30, 2023.

Other income, net

Other income, net mainly includes (i) share of profits from equity method investment, (ii) loss of disposal of scrap materials, (iii) rental income and (iv) government grants.

Other income, net increased by US$0.31 million, or approximately 31.78%, to US$1.26 million for the six months ended June 30, 2024 from US$0.95 million for the six months ended June 30, 2023, which was primarily attributable to (i) an increase in investment income of US$0.19 million generated from long-term equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd, (ii) an decrease of US$0.06 million in interest expenses due to the decrease of commercial vehicle mortgage loan for the six months ended June 30, 2024.

Income tax provision

The provision for income taxes increased by US$0.44 million, or approximately 145.81%, to US$0.74 million for the six months ended June 30, 2024 from US$0.30 million for the six months ended June 30, 2023. The increase was in line with the increase of taxable income for the six months ended June 30, 2024.

Net income

As a result of the foregoing, our net income increased by US$2.81 million, or approximately 106.98%, to US$5.43 million for the six months ended June 30, 2024 from US$2.62 million for the six months ended June 30, 2023.

Liquidity and Capital Resources

Primary Sources of Liquidity

Our primary sources of liquidity consist of existing cash and cash equivalents, cash flows from our operating activities and availability under our loan arrangements with banks and certain third-party individuals. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of our products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2024, we had cash of US$8.56 million, positive working capital of US$15.63 million and total equity of US$26.15 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, the ability to generate sufficient revenue in the future, our operating and capital expenditure commitments, and our ability to raise funds through certain financing measures such as bank borrowing.

We finance our operations through short-term loans provided by banks in China, as presented in Note 8 Short-term Borrowings of our unaudited condensed consolidated financial statements. As of June 30, 2024, we had a total of US$0.10 million outstanding short-term loans provided by banks bear a weighted average interest rate of 3.45% per annum.

We do not have any amounts committed to be provided by our related parties. We plan to expand our business by investing in manufacturing facilities, expanding sales network in North America and potential acquisition of or investment in businesses in the field of fasteners. We will need to raise more capital through financing, including bank borrowing, to implement these growth strategies and strengthen our position in the market.

Based on current operating plan, our management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least next twelve months from the date the financial statements were issued.

Cash Flows

Cash Flows for the Six Months Ended June 30, 2024, compared to the Six Months Ended June 30, 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Variance
	2023	2024	Amount	%
Net cash provided by operating activities	$3,929,154	$7,725,482	$3,796,328	96.62%
Net cash used in investing activities	(36,378)	(318,496)	(282,118)	775.52%
Net cash used in financing activities	(505,138)	(470,957)	34,181	(6.77)%
Effect of exchange rate changes	(204,947)	(573,631)	(368,684)	179.89%
Net change in cash and restricted cash	$3,182,691	$6,362,398	$3,179,707	99.91%
Cash and restricted cash, beginning of the period	1,516,314	3,901,772	2,385,458	157.32%
Cash and restricted cash, end of the period	$4,699,005	$10,264,170	$5,565,165	118.43%

Operating Activities

For the six months ended June 30, 2024, our net cash provided by operating activities was US$7.73 million, which was primarily attributable to (i) our net income of US$5.43 million, (ii) an adjustment of deducted non-cash items of a net amount of US$0.59 million, mainly inclusive of share of income equity method investments, depreciation and amortization, and other non-cash items, (iii) changes in working capital that positively affected the cash flow from operating activities, primarily including a total decrease of US$6.40 million in accounts receivable and accounts receivable-due from related parties mainly due to the collection of account receivables in first half of 2024 which primarily from the sales in the second half of 2023, and partially offset by (iv) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of US$2.21 million in inventories due to the expansion of our sales scale and we increase our stock level, and (b) a decrease of US$1.20 million in accounts payable for the repayments to suppliers for raw materials purchased.

For the six months ended June 30, 2023, our net cash provided by operating activities was US3.93 million, which was primarily attributable to (i) our net income of US$2.62 million, (ii) an adjustment of deducted non-cash items of a net amount of US$0.23 million, inclusive of share of profits from equity method investments, depreciation and amortization of property, plant and equipment and other non-cash items, (iii) changes in working capital that positively affected the cash flow from operating activities, primarily including a total decrease of US$7.33 million in accounts receivable, net and accounts receivable-due from related parties mainly due to the collection of account receivables in first half of 2023 which primarily from the sales in the second half of 2022, and partially offset by (iv) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) a decrease of US$4.47 million in accounts payable for the repayments to suppliers for raw materials purchased, (b) a decrease of income tax payable of US$0.60 million for settlement, (c) an increase of US$0.22 million in prepaid expenses and other current asset, net mainly due to the prepayment of deposits for equipment.

Investing Activities

For the six months ended June 30, 2024, our net cash used in investing activities was US$0.32 million which was primarily attributable to expenditure for the purchase of machinery and equipment of US$0.29 million.

For the six months ended June 30, 2023, our net cash used in investing activities was US$0.04 million which was primarily attributable to the purchase of machinery and equipment of US$0.04 million.

Financing Activities

For the six months ended June 30, 2024, our net cash used in financing activities was US$0.47 million, which was primarily attributable to (i) repayment of loans from related parties of US$0.22 million, (ii) payments of US$0.15 million in deferred initial public offering (“IPO”) costs, (iii) repayment of machinery and equipment financing lease liabilities of US$0.14 million, (iv) repayment of long-term debts of US$0.03 million, and was offset by a net impact of US$0.06 million cash inflow in relation to proceeds/repayment of short-term bank borrowings

For the six months ended June 30, 2023, our net cash used in financing activities was US$0.51 million, which was primarily attributable to (i) repayment of factory and commercial vehicle mortgage loans of US$0.24 million, (ii) repayment of machinery and equipment financing lease liabilities of US$0.20 million, (iii) payments of US$0.11 million in deferred IPO costs, and was offset by the proceeds from short-term bank borrowings of US$0.04 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of plant and purchase of fixed assets for our business expansion. Our capital expenditures amounted to US$0.04 million and US$0.29 million for the six months ended June 30, 2023 and 2024, respectively. We plan to fund our future capital expenditures with our existing cash and cash equivalents balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2024:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank borrowing	$97,699	$97,699	$—	$—	$—
Operating and finance lease commitments	1,211,477	421,330	697,406	92,741	—
Related party loans	137,605	137,605	—	—	—
Total	$1,446,781	$656,634	$697,406	$92,741	$—

Other than those shown above, we did not have any significant capital and other commitments as of June 30, 2024.

Off-balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the unaudited condensed consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2—Summary of Significant Accounting Policies” of our unaudited condensed consolidated financial statements for the reporting period, included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Accounts receivable, net, (ii) Inventories, net, (iii) Property, plant and equipment, net, (iv) Long-term investment, (v) Revenue recognition and (vi) Income taxes. While we believe our judgments, estimates and assumptions are reasonable, we are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our unaudited condensed financial statements.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We based on the estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in our unaudited condensed consolidated financial statements include, but not limited to revenue recognition, allowance for credit loss, inventory write-down, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable is stated net of provision of credit losses. We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

As of December 31, 2023, 95.60% of accounts receivable was within 180 days, 3.30% of accounts receivable was between 180 days to 360 days, the remaining 1.00% of accounts receivable was over one year. As of August 20, 2024, 94.40% of accounts receivable balance has been collected subsequently.

As of December 31, 2023, 100% of accounts receivable – related parties were within 180 days. As of August 20, 2024, 100% of accounts receivable - related parties has been collected subsequently.

As of June 30, 2024, 91.87% of accounts receivable was within 180 days, 5.75% of accounts receivable was between 180 days to 360 days, the remaining 2.38% of accounts receivable was over one year. As of December 16, 2024, 90.62% of accounts receivable balance has been collected subsequently.

As of June 30, 2024, 100% of accounts receivable – related parties were within 180 days. As of December 16, 2024, 100% of accounts receivable - related parties has been collected subsequently.

Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

We periodically perform an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Property, plant and equipment, net

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%

Major improvements are capitalized and expenditures for maintenance and repairs as incurred. Construction in progress represents property, plant and equipment under construction or being installed. Costs include original cost, installation, construction and other direct costs. Interest expenses directly related to construction in progress would be capitalized. Construction in progress is transferred to the appropriate fixed asset account and depreciation commences when the asset has been substantially completed and placed in service.

Long-term investment

The investments for which we have the ability to exercise significant influence are accounted for under the equity method. Under the equity method, we initially record its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the combined balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into combined statements of operations and comprehensive income after the date of acquisition.

We make an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in the combined statements of operations and comprehensive income if any.

Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, we recognize revenue when our customer obtains control of promised goods in an amount that reflects the consideration which we expect to receive in exchange for those goods. To determine revenue recognition for the arrangements that our determines are within the scope of Topic 606, we perform the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

Our revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. We sell goods to the customer under sales contracts or by purchase orders. We have determined there to be one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized at a point in time when the customer obtains control of the goods. We have three major goods delivery channels, included:

1)	Delivering goods to customers’ predetermined location, we have satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by us;
2)	Picking up goods by customers in our warehouse, we have satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers; and
3)	Picking up goods by customers in the Vendor Managed Inventory (“VMI”) warehouse, we satisfied the contracts’ performance obligations when the goods have been picked up and we confirmed the amounts used by customers with clean reply received.

For products picked up by customers in the VMI warehouse, we are primarily responsible for the contract as we have the supplier discretion when executing orders and we are the only party that have a contractual relationship with customers. We establish and obtain substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, we conclude that we obtain control the of the products pursuant to ASC 606-10-55-37A(a). We consider ourselves to be the principal in the transactions on the basis that we are primary responsible to fulfill the promise and have the price discretion, pursuant to ASC 606-10-55-39.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales. We have allocated the transaction price to each performance obligation based on the sales contracts and purchase orders.

Our payment terms are all within 180 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when we have transferred products or services to the customer before payment is received or is due, and our right to consideration is conditional on future performance in the contract. We did not recognize any contract asset as of December 31, 2023 and June 30, 2024. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when we have received consideration but has not transferred the related goods or services to the customer. We did not recognize any contract liabilities as of December 31, 2023 and June 30, 2024.

Return Rights & Warranty

We generally provide warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects, and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We did not accrue any liability related to the product return for any product quality issue on the unaudited condensed consolidated balance sheets as of December 31, 2023 and June 30, 2024.

Principal vs agent accounting

We record all product revenue on a gross basis. To determine whether we are an agent or principal in the sales of products, we consider the following indicators: we are primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers and has discretion in establishing the price of the specified goods.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

Recently Adopted Accounting Standards

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718), which amends or supersedes various SEC paragraphs within the Codification to conform to past SEC announcements and guidance issued by the SEC. The ASU does not provide any new guidance so there is no transition or effective date associated with it. This ASU did not have a significant impact on the unaudited condensed consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its unaudited condensed consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. We are currently evaluating the impact the adoption of ASU 2023-09 will have on its unaudited condensed consolidated financial statements and related disclosures.

We do not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on our unaudited condensed consolidated balance sheets, statements of comprehensive income and statements of cash flows.

B. Trend Information

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events as of June 30, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.